UBS SECURITIES LLC

1285 Avenue Of The Americas

New York, NY 10019

October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch

Re:          Pyrophyte Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2021, as amended

File No. 333-260041

Dear Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Pyrophte Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, October 26, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 613 copies of the preliminary prospectus dated October 19, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

As representative of the underwriters